Exhibit 12
WPX Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31,
2016
(Millions)
Earnings:
Income (loss) from continuing operations before income taxes	$35
Add:
Fixed Charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	57
Rental expense representative of interest factor	1
Total fixed charges	58
Total earnings as adjusted	$93
Fixed charges	$58
Ratio of earnings to fixed charges	1.60
Preferred dividend requirement	$9
Combined fixed charges and preferred dividends	67
Ratio of earnings to combined fixed charges and preferred dividends	$1.39
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(a)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statements of Operations.